Yingli Green Energy Holding Company Limited

No. 3399 Chaoyang North Street

Baoding 071051

People’s Republic of China

VIA EDGAR

April 11, 2014

Amanda Ravitz

Mary Beth Breslin

Tim Buchmiller

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Yingli Green Energy Holding Company Limited

Registration Statement on Form F-3, as amended

File No. 333-191031

Dear Ms. Ravitz, Ms. Breslin and Mr. Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form F-3, as amended (the “Registration Statement”), of Yingli Green Energy Holding Company Limited (the “Registrant”) so that the Registration Statement may become effective at 10:00 a.m., Eastern Daylight Time, on April 15, 2014, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•                                          should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

Yingli Green Energy Holding Company Limited

By:
Name: Liansheng Miao
Title: Chief Executive Officer

cc:           Yiyu Wang, Chief Financial Officer

Yingli Green Energy Holding Company Limited

Leiming Chen, Partner

Simpson Thacher & Bartlett LLP